March 28, 2025

T. Ryan Sullivan
Chief Executive Officer
GBank Financial Holdings Inc.
9115 W. Russell Rd., Ste. 110
Las Vegas, NV 89148

       Re: GBank Financial Holdings Inc.
           Registration Statement on Form S-1
           Filed March 12, 2025
           File No. 333-285750
Dear T. Ryan Sullivan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.
 March 28, 2025
Page 2
Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1 and that you intend to apply to list your common stock on the Nasdaq Capital Market. Please clarify that the prices on the
       OTCQX Market may not be indicative of the market price on the Nasdaq Capital
       Market. Please revise to clarify the method by which the price of shares will be determined on the Nasdaq Capital Market if your shares begin trading on the Nasdaq
       Capital Market shortly after effectiveness. Refer to Item 501(b)(3) of Regulation S-K.
       Please revise to remove the reference to the shares being offered at prices established on the OTCQX Market during the term of the offering, if you anticipate listing on the
       Nasdaq Capital Market after effectiveness, or otherwise clarify prices will be established on the OTCQX Market if the shares continue to be quoted on the OTCQX
       Market. Please also remove the disclosure that if the shares are listed on the Nasdaq prior to effectiveness of this offering, your shares will be offered at sales prices established on Nasdaq, as the shares have not yet been listed on Nasdaq, or advise.
Prospectus Summary, page 4

2. We note your response to prior comment 16, as well as your disclosure at page 4 that
       GBank is subject to primary supervision, periodic examination and regulation by the
       Federal Reserve System ("FRB") as its primary federal regulator. We also note your disclosure on page 67 that GBank is subject to primary supervision, periodic examination and regulation by the Federal Deposit Insurance Corporation ("FDIC").
       Please revise your disclosure to clarify GBank's and GBFH's primary federal regulator or regulators and state regulator(s). We also note the disclosure that GBank is subject to regulation by the Department of Financial Services of the State of Nevada, and
       references at various points to acronyms NVFID, NFID or FID. Please revise to ensure consistency throughout your registration statement or advise. Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition, page 14

3. We note your response to prior comment 6. Please revise your disclosure to address the current interest rate environment and the effect on your business, if any, or advise.
Certain Relationships and Related Party Transactions, page 89

4. We note your disclosure that certain of your shareholders have an ownership interest in BCS and that you have entered into a sponsorship and program management agreements with BCS. Please revise your disclosure to include the names of the shareholders or advise. Refer to Instruction 1.b. to Item 404(a).
5. Please revise this section to include disclosure regarding any transactions since the beginning of your last fiscal year or any currently proposed transaction with Sklar
       Williams PLLC, or advise. Refer to Item 404 of Regulation S-K.
Item 15. Recent Sales of Unregistered Securities, page II-1

6. We note your disclosure that there were 107,734 and 147,150 shares of restricted stock granted to employees and directors under the Incentive Plan during the years
 March 28, 2025
Page 3

       ended December 31, 2024 and 2023, respectively. Please revise this section to disclose information as to all securities sold by you within the past three years which were not registered under the Securities Act. Refer to Item 701 of Regulation S-K.
Undertakings, page II-2

7. We note your response to prior comment 8 and your removal of the reference to underwriters. We also note undertaking (a) in which you undertake to provide to the underwriters certificates as required by the underwriters to permit prompt delivery to each purchaser. Please revise for consistency throughout or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lory Empie at 202-551-3714 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Henry Lichtenberger, Esq.